INTREPID PARTNERS, LLC
(A WHOLLY OWNED SUBSIDIARY OF INTREPID FINANCIAL PARTNERS, L.L.C.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

INTREPID PARTNERS, LLC
(A WHOLLY OWNED SUBSIDIARY OF INTREPID FINANCIAL PARTNERS, L.L.C.)
FINANCIAL STATEMENT
DECEMBER 31, 2019

CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 69615

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2019__ AND ENDING __12/31/2019__

MM/DD/YYYY — MM/DD/YYYY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

INTREPID PARTNERS, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

540 MADISON AVE, 21ST FLOOR

(No. and Street)

NEW YORK	**NY**	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHRISTOPHER WINCHENBAUGH

(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP

(Name — if individual, state last, first, middle name)

1185 AVE OF THE AMERICAS	**NEW YORK**	**NY**	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, Christopher Winchenbaugh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Intrepid Partners, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING DIRECTOR
Title

Vivian Alvarado Frisbie
My Commission Expires
09/17/2022
ID No 126484945

NOTARY PUBLIC STATE OF TEXAS

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member of Intrepid Partners, LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Intrepid Partners, LLC (the Company) as of December 31, 2019, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2015.

New York, New York
February 27, 2020

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RSM US LLP is the U.S. member firm of RSM International, a global network of independent audit, tax and consulting firms. Visit rsmus.com/aboutus for more information regarding RSM US LLP and RSM International.

INTREPID PARTNERS, LLC
(A WHOLLY OWNED SUBSIDIARY OF INTREPID FINANCIAL PARTNERS, L.L.C.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash	$	30,982,661
Advisory Fees Receivable		4,649,698
Securities Owned at Fair Value (Cost $450,000)		660,600
Prepaid Expenses		13,869
Total Assets	$	36,306,828

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Due to Parent	$	8,616,600
Deferred Revenue		80,556
Accounts Payable and Accrued Expenses		91,891
Total Liabilities		8,789,047
Member's Equity		27,517,781
Total Liabilities and Member's Equity	$	36,306,828

The accompanying notes are an integral part of this financial statement.

NOTE 1.   ORGANIZATION AND BUSINESS ACTIVITY

Intrepid Partners LLC (the "Company"), a wholly owned subsidiary of Intrepid Financial Partners LLC, ("TopCo"), is a Delaware limited liability company organized in February 2015. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company provides financial advisory services including, but not limited to mergers and acquisition advice, capital structure and restructuring advice, and may from time to time assist with the private placement of securities in the energy sector.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with TopCo, such financial statements may not necessarily be indicative of the financial condition that would have existed, or the results that would have been obtained from operations, had the Company operated as an unaffiliated entity.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition – In August 2015 the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the effective Date. ASU No. 2015-14 defers the effective date of ASU No. 2014-09 for non-public companies to annual reporting periods beginning after December 15, 2017. The Company has adopted the new guidance and it has not had a material impact on the Company's financial statements. The Company derives monthly retainer revenues from financial advisory services including mergers and acquisition advice and capital structure advice. Such fees are recognized monthly as performance obligations are met and success fees are recognized upon completion of a transaction or a deal.

Underwriting Fees - The Company helps clients raise capital via public offering and private placement of various types of debt instruments and equity securities. Underwriting fees are based on the issuance price and quantity of the underlying instruments. Fees are recognized, at a point in time, upon completion of the underwriting transaction. Underwriting expenses passed through from the lead underwriter are recognized within underwriting services expense on the Statement of Operations. Underwriting fees receivable are net of estimated transaction related expenses owed to the lead underwriters upon final transaction settlement.

Securities Owned – Securities owned consists of common stock. The securities are classified as trading securities and accordingly are stated at fair value at the statement of financial condition date. Any realized or unrealized gains and losses are reflected in income in the period in which they arise and are presented in the statement of operations as securities realized and unrealized loss-net. All such

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

securities transactions are recorded on a trade-date basis. Gains and losses are recorded using the specific identification cost method.

Fair Value of Financial Instruments - Fair value measurements are used to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures in accordance with Accounting Standards Codification (ASC) 820, Fair Value Measurements. Securities owned and securities sold, but not yet purchased are recorded at fair value on a recurring basis.

ASC 820 outlines a fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The levels of the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. This level of the fair value hierarchy provides the most reliable evidence of fair value and is used to measure fair value whenever available.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs include: (a) quoted prices for similar assets or liabilities in active markets; (b) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or price quotations vary substantially either over time or among market makers, or in which little information is released publicly; (c) inputs other than quoted prices that are observable for the asset or liability or (d) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs that are unobservable for the asset or liability. These inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available in the circumstances, which include the Company's own data. The Company's own data used to develop unobservable inputs are adjusted if information indicates that market participants would use different assumptions.

The Company's assets are considered financial instruments and are carried at fair value at current market rates. The fair value of the equity securities at December 31, 2019 is $660,600 and these securities are categorized in Level 2 of the fair value hierarchy.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes - The Company is a limited liability company and accordingly, no provision has been made in the accompanying financial statements for any federal or state income taxes. All revenue and expenses retain their character and pass directly to TopCo's income tax returns. The Company is subject to New York City unincorporated business tax ("UBT"). Given the Company is treated as a disregarded entity for tax purposes, TopCo assumes all tax liabilities. Accordingly, tax expense was allocated to the Company in accordance with its Expense Sharing Agreement with TopCo and is included in office and general expenses in the statement of operations for the year ended December 31, 2019.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company believes that it has no material uncertain income tax positions and accordingly, no liability has been recorded. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings.

Leases - In February 2016, the FASB issued ASU No. 2016-02, Leases ("ASU 2016-02"). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This new guidance is effective for years beginning after December 15, 2018, with early adoption permitted, and is effective for the Company as of January 1, 2019. At December 31, 2019, management has determined that the Company had no lease obligations that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Use of Estimates- The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash - The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. There are no cash equivalents at December 31, 2019.

NOTE 3.   RELATED PARTY TRANSACTIONS

The Company has entered into an Expense Sharing Agreement with TopCo. Expenses such as rent, utilities, communications, market data, office supplies, insurance, and payroll are allocated between the companies. There are no repayment terms specified in the Expense Sharing Agreement. At December 31, 2019, the Company owed $8,616,000 to TopCo in connection with such agreement.

NOTE 4.   NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the ratio exceeds 10 to 1. At December 31, 2019, the Company had net capital of $22,193,615, which was $21,607,678 in excess of its required net capital of $585,937. The Company's ratio of aggregate indebtedness to net capital was .40 to 1.

NOTE 5.   EXEMPTION FROM RULE 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemption provision of such paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

NOTE 6.   CONCENTRATIONS

Cash held by financial institutions which exceed the Federal Deposit Insurance Corporation ("FDIC") limits expose the Company to concentrations of credit risk. Balances throughout the year usually exceed the maximum coverage provided by the FDIC on insured depositor accounts.

NOTE 6.   CONCENTRATIONS (continued)

Five advisory deals accounted for 80% of the Company's revenue for the year ended December 31, 2019. As of December 31, 2019 all receivables related to those deals have been collected.

NOTE 7.   INDEMNIFICATION

In the normal course of business, the Company is subject to various claims, litigation, regulatory and arbitration matters. Because these claims and matters are at different stages, management is unable to predict their outcomes. The Company also enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that has not yet occurred. The Company expects the risk of loss to be remote.

NOTE 8.   SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 27, 2020 when these financial statements were issued and no events have been identified that require disclosure.